

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2011

Via Facsimile

Frank A. Cavallaro
Senior Vice President and Chief Financial Officer
Republic First Bancorp, Inc.
50 South 16th Street
Philadelphia, PA 19102

>   Re: **Republic First Bancorp, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 16, 2011**
>   **Form 10-Q for the Period Ended March 31, 2011**
>   **Filed May 10, 2011**
>   **File No. 000-17007**

Dear Mr. Cavallaro:

       We have reviewed your supplemental response to our letter dated May 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7: Management's Discussion and Analysis of Results of Operations and Financial
Condition
Financial Condition
Allowance for Loan Losses, page 46

1. We read your response to comment two of our letter dated May 10, 2011. We note you
    enhanced your charge-off policy during 2010 to be more specific as to the factors which
    drive the recognition of a charge-off. Please provide us with the following:

    - Tell us whether the $19.2 million of charge-offs recorded in 2010 relate to loans that
      were fully reserved for;
    - Tell us whether the enhancements to your policy were made as a result of any
      agreements with your banking regulators;
    - Describe for us and revise your future filings to be more specific with respect to the
      changes that were made to the factors which drive the recognition of a charge-off; and
    - Describe for us and revise your future filings to disclose how this change has
      impacted the quantitative and qualitative factors you use to determine the adequacy of
      your allowance for loan losses.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements
Note 10 – Income Taxes, page 86

2. We read your response to comment seven of our letter dated May 10, 2011; however, we do
    not see how you have provided a persuasive argument given the significant amount of
    negative evidence and the inherent subjectivity of the positive evidence (i.e. projections of
    future taxable income) you appear to be presenting as a significant piece of your evidence for
    not recording a valuation allowance. Also, we re-emphasize ASC Subtopic 740-10-30-23; in
    this regard, the cumulative loss in recent years and additional losses in the three months
    ended March 31, 2011 are significant pieces of objective negative evidence that are difficult
    to overcome. Please revise your annual and interim financial statements accordingly or
    advise us otherwise. Refer to ASC Subtopic 740-10-30-21 through 25.

Frank A. Cavallaro
Republic First Bancorp Inc.
June 27, 2011
Page 3

        You may contact David Irving at (202) 551-3321 or me at (202) 551-3474 if you have
any questions.

                                                Sincerely,

                                                /s/ Sharon Blume

                                                Assistant Chief Accountant